AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 1997

               						      Registration No. 333-14123

                     			SECURITIES AND EXCHANGE COMMISSION

                          				AMENDMENT 1 to
				                             FORM S-2
		                     	REGISTRATION STATEMENT UNDER
                    			  THE SECURITIES ACT OF 1933

                  			  THE SEIBELS BRUCE GROUP, INC.
          		(Exact name of registrant as specified in its charter)

	 South Carolina                              57-0672136
(State or other jurisdiction of           (IRS employer  identification
	incorporation)                                number)

                    			1501 Lady Street (P.O. Box 1)
		                     	Columbia, SC  29201 (29202)
			                          (803) 748-2000
	        (Address, including zip code, and telephone number, including
	           area code, of registrant's principal executive offices)

            		   Priscilla C. Brooks, Corporate Secretary
			                   The Seibels Bruce Group, Inc.
			                   1501 Lady Street (P.O. Box 1)
			                    Columbia, SC  29201 (29202)
		         (Name, address, including zip code, and telephone number,
          			including area code, of agent for service)


        		Copies to:

    	John C. West, Jr., Esquire
	    John C. West, Jr., P.A.
    	1111 Broad Street
	    (P.O. Box 661)
    	Camden, SC  29020

    	Matthew P. McClure, Esquire
    	The Seibels Bruce Group, Inc.
	    1501 Lady Street
	    Columbia, SC  29201

    	William E. Donnelly, Esquire
	    McGuire, Woods, Battle & Booth, LLP
	    The Army and Navy Club Building
	    1627 Eye Street, N
	    Washington, DC  20006-4007

     	Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a) (1) of this Form, check the following box.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said
Section 8(a), may determine.



                         				    PART I

                			INFORMATION REQUIRED IN PROSPECTUS

              			    THE SEIBELS BRUCE GROUP, INC.

          	Cross Reference Sheet pursuant to Regulation S-K, Item 501(b)

      	Form S-2 Item Number and Heading        Location In Prospectus

1.  Forepart of the Registration Statement and
    Outside Front Cover Page of Prospectus....       Outside Front Cover Page

2.  Inside Front and Outside Back Cover Pages of
    Prospectus..................................     Inside Front and Outside
                                           					     Back Cover Pages of
						                                               Prospectus;
						                                               Available Information

3.  Summary Information, Risk Factors, and Ratio
    of Earnings to Fixed Charges...................  Prospectus Summary

4.  Use of Proceeds................................  Use of Proceeds

5.  Determination of Offering Price................  Not Applicable

6.  Dilution.......................................  Not Applicable

7.  Selling Security Holders.......................  Selling Shareholders

8.  Plan of Distribution...........................  Plan of Distribution

9.  Description of Securities to be Registered.....  Description of Capital
                                          						     Stock

10. Interests and Named Experts and Counsel........  Legal Matters; Experts

11. Information with Respect to the Registrant.....  Risk Factors; Prospectus
                                          						     Summary;The Company;
                                          						     Selling Shareholders

12. Incorporation of Certain Information by
    Reference...................................... Incorporation of Certain
                                          						    Information by Reference

13. Disclosure of Commission Position on
    Indemnification for Securities Act
    Act Liabilities.................................Indemnification of Directors
                                          						    and Officers



                                                       							March 14, 1997

PROSPECTUS


                     			THE SEIBELS BRUCE GROUP, INC.
			                     1501 LADY STREET  (PO BOX 1)
		                 COLUMBIA, SOUTH CAROLINA  29201 (29202)
                    			      (803) 748-2000

                    			   15,770,000 Shares of

                   			      COMMON STOCK

                    			$1.00 Par Value Per Share


      	This Prospectus relates to 15,770,000 shares of Common Stock, $1.00 par value per share ("Common Stock") offered for sale by certain selling shareholders. See "Selling Shareholders."

	     THESE SECURITIES ARE SUBJECT TO A HIGH DEGREE OF RISK. POTENTIAL PURCHASERS OF COMMON STOCK SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS."

     	The Common Stock of the Company is traded on the NASDAQ National Market under the symbol "SBIG." On March 10, 1997, the last reported sales price of the Common Stock on the NASDAQ National Market was $1.9375 per share. See "Market Price and Dividends."

    	The Company will not receive any cash proceeds from the sale by the Selling Shareholders of the Common Stock offered hereby. The expenses of registration under the Securities Act of 1933 of the Common Stock offered hereby are estimated to be $35,000 and will be paid by the Company.

         	THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
         	OR ADEQUACY OF THIS PROSPECTUS.ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    	The Company's principal executive offices are located at 1501 Lady Street, Columbia, South Carolina 29201. The telephone number of the Company's principal executive offices is (803) 748-2000.

           		The date of this Prospectus is March 14, 1997










   	THE COMPANY IS A HOLDING COMPANY WHICH CONTROLS CERTAIN INSURANCE COMPANY SUBSIDIARIES DOMICILED IN SOUTH CAROLINA AND KENTUCKY. THE INSURANCE LAWS OF SOUTH CAROLINA AND KENTUCKY EACH PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE COMPANY, AND THUS INDIRECT CONTROL OF THESE INSURANCE COMPANY SUBSIDIARIES, UNLESS SUCH PERSON HAS GIVEN PRIOR WRITTEN NOTICE TO SUCH INSURANCE COMPANY SUBSIDIARIES AND TO
	THE DIRECTOR OF INSURANCE OF SOUTH CAROLINA AND THE INSURANCE COMMISSIONER OF KENTUCKY, AS THE CASE MAY BE, AND RECEIVED THE PRIOR APPROVAL OF THE DIRECTOR OF INSURANCE OF SOUTH CAROLINA AND THE INSURANCE COMMISSIONER OF KENTUCKY, RESPECTIVELY. ANY PURCHASER OR HOLDER OF SHARES OF COMMON STOCK OF THE COMPANY POSSESSING 10% OR MORE OF THE VOTING POWER OF SUCH CLASS WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL UNLESS THE DIRECTOR OF INSURANCE OF SOUTH CAROLINA AND THE INSURANCE COMMISSIONER OF KENTUCKY, UPON APPLICATION, HAS DETERMINED OTHERWISE.



                  			TABLE OF CONTENTS


PROSPECTUS SUMMARY....................................4

RISK FACTORS..........................................7

USE OF PROCEEDS.......................................14

SELLING SHAREHOLDERS..................................15

PLAN OF DISTRIBUTION..................................15

DESCRIPTION OF CAPITAL STOCK..........................16

LEGAL MATTERS.........................................18

EXPERTS...............................................18

AVAILABLE INFORMATION.................................18

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.....18

INDEMNIFICATION OF DIRECTORS AND OFFICERS.............19



                  				PROSPECTUS SUMMARY

     	The following summary is qualified in its entirety by the more detailed information in this Prospectus and in the documents incorporated herein by reference.

              				    The Company

     	The Seibels Bruce Group, Inc. provides automobile, flood and other property and casualty insurance services and products. The Company's largest source of revenues derives from the company's role as one of three servicing carriers for the South Carolina Reinsurance Facility (the "South Carolina Facility" or the "Facility"), a state-sponsored plan for insuring South Carolina drivers outside of the voluntary market. The Company also is a leading provider, and an original participant, in the National Flood Insurance Program (the "NFIP"), a flood insurance program administered by the Federal Emergency Management
Agency ("FEMA"). As a servicing carrier for the Facility and FEMA, the Company receives commissions and fees, but reinsures all of the underwriting risk. The Company provides other fee based services, including services in its capacity as a managing general agent ("MGA") for commercial insurance policies underwritten by an unaffiliated insurance company, catastrophe claims services, excess and surplus lines brokerage services and liability run-off management services. Recently, the Company began marketing and underwriting nonstandard automobile insurance on a risk-bearing basis.

     	Founded in 1869, the Company was long regarded as a leading provider of insurance services and products in the southeastern United States. From the mid-1980s through the middle of 1995, the Company experienced significant operating losses due primarily to environmental and construction defect claims on general liability policies written by the company prior to 1985, losses from Hurricane Hugo in 1989 and from Hurricane Andrew in 1992, and losses on workers' compensation insurance policies written by the Company. Despite a significant recapitalization in 1994, these operating losses reduced the Company's shareholders' equity to $650,000 by the end of 1994, and the Company suspended its underwriting operation in early 1995. Beginning in 1995, new management took a number of actions to stabilize and improve the Company's financial condition through significant cost reductions and the investment of new equity capital as well as a renewed emphasis on the Company's fee-based businesses. As a result of these actions, the Company realized positive net income in 1995 and 1996 and was able to resume limited insurance underwriting activities in 1996.

     	Nonstandard Automobile Business. The Company became a servicing carrier for the South Carolina Facility in 1974 and, as such, has the longest tenure of existing servicing carriers with the Facility. The South Carolina Facility is a legislatively mandated residual market plan for nonstandard automobile insurance in South Carolina. Generally, nonstandard automobile insurance is obtained by persons unable to obtain insurance through standard market carriers based on, among other factors, poor premium payment history, make of automobile, limited driving experience or unsatisfactory driving records. At September 30, 1996, the Company estimates that approximately 42% of all South Carolina drivers were insured through the Facility, either under policies written through a pool of "Designated Agents" for the Facility or by other voluntary insurance companies that elect not to retain such risks. Generally, the Facility offers nonstandard automobile insurance policies with basic limits of $15,000 per person and $30,000 per accident for bodily injury and $5,000 for property damage. As a servicing carrier, the Company handles production, policy administration, claims adjustment and processing of policies written by the 65 Designated Agents assigned to the Company. The Company receives a fee based on the premiums written and an additional fee based on the claims adjusted, but does not retain any of the underwriting risk.

     	In addition to its servicing carrier operations for the Facility, the Company recently began marketing and underwriting nonstandard automobile insurance on a risk-bearing basis. The Company markets its nonstandard automobile insurance products through independent agents primarily in South Carolina and North Carolina.

    	Reform legislation recently was passed by the South Carolina
Senate which would, if such legislation becomes law, reorganize the South Carolina Facility over a three-year transition period. The Company believes that the proposed reorganization likely would result in Facility rates increasing to a self-sustaining level and, as a result, a voluntary exit from the Facility by insureds able to obtain more attractive rates in the market. Reform legislation also is pending before the South Carolina
House of Representatives. Although this bill would not result in a reorganization of the Facility, it would eliminate certain factors used in rating South Carolina drivers and overhaul the calculation of recoupment fees.

    	In the event no reform legislation is passed by the South Carolina Legislature, the Company believes that the current Insurance
Commissioner has demonstrated a willingness to allow premium rates to rise to approximate self-sustaining levels. For example, physical damage rates were recently allowed to rise approximately 62%. The Company believes that these rates likely will increase again in order to remain at a self-sustaining level. The Company also anticipates that similar increases in liability rates will also be allowed by the current Insurance Commissioner. These rate increases may be effected through adjustments to criteria under the Facility legislation which are within the purview of the Commissioner.

    	If Facility rates are increased and the Facility is in fact depopulated, the Company believes there will be an opportunity to attract these insureds leaving the Facility to the Company's nonstandard automobile insurance products and, eventually, into standard and preferred automobile products. In particular, the Company believes that its long-standing agent relationships, its underwriting experience and knowledge of the South Carolina automobile insurance market will allow it to obtain and underwrite profitable, new business. See "Risk Factors -- Nature of Automobile Insurance Business in South Carolina."

    	Flood Insurance Business. The Company also provides flood insurance through the Write Your Own Flood Program ("WYO") of the
NFIP. The Company joined the NFIP as an original servicing carrier in 1983 and believes that it currently is one of the 10 largest flood servicing carriers in the NFIP. The Company's flood insurance provides protection to policyholders for property damage resulting from floods, subject to limits of $250,000 on residential buildings, $500,000 on commercial risks and $100,000 and $500,000 for residential and non-residential contents, respectively. As a servicing carrier, the Company handles production, policy administration and claims adjustment for its flood policies, but retains no underwriting risk. The Company receives a fee based on the premiums written and an additional fee based on claims adjusted. The Company's flood products are marketed through independent agents primarily in Florida, New Jersey, North Carolina and South Carolina. The Company also provides specialized catastrophe claims services to other flood insurers through its network of storm adjusters. The Company believes that is claims service business will provide opportunities to expand the Company's underlying flood insurance business into other areas of the country.

     	MGA/Commercial Lines and Other Services. The Company serves as a MGA in connection with commercial policies underwritten for Generali-U.S. Branch ("Generali"), a member of the Generali Group.
The Generali Group had approximately $79.7 billion in total assets at December 31, 1995 and has an A.M. Best, Company, Inc. ("A.M. Best") rating of A (Excellent). The Company sells and services certain Generali commercial products, including commercial automobile products, in Georgia, Kentucky, North Carolina, South Carolina and Tennessee. The Company receives a commission, and Generali currently retains the underwriting risk. The Company expects to assume a portion of this commercial business on a risk-bearing basis in 1997. In addition, the Company acts as a brokerage operation for certain other specialty lines of insurance, including excess and surplus lines; provides claims adjustment and administrative services, including the catastrophe claims services noted above, for various property-casualty insurers; and provides services to companies running-off discontinued business, leaving the region or temporarily needing services due to sharp increases in volume. The Company provides all of these additional services on a fee-for-service basis.

     	Strategy. The Company's objective is to increase its revenues and net income by growing its property and casualty insurance business in the Southeast region of the United States. To meet its objective, the Company intends to:

           	capitalize on existing agent relationships to expand its risk-bearing automobile insurance business in South Carolina and other southeastern states;

           	continue to reduce expenses related to the Company's Facility operations and to upgrade the Company's management information systems;

           	increase the Company's flood insurance operations by expanding agent coverage in several high-volume markets and providing a bundled product, including flood mapping services, flood insurance, excess flood insurance and multiple payment methods;

           	increase the profitability of its MGA relationship with Generali by assuming on a risk-bearing basis a portion of the Generali commercial policies; and

           	expand its excess and surplus insurance business and catastrophe claims service business by expanding the types of products available and improving the quality of service provided to agents and policyholders.

     The Company's principal executive offices are located at 1501 Lady Street, Columbia, South Carolina 29201, and its telephone number is (803) 748-2000.

                            				The Offering

Common Stock being offered by the Selling
     Shareholders                                       15,770,000 shares

Common Stock outstanding after the
    Offering(1)                                         32,572,029 shares

Use of Proceeds      The Company will not receive any proceeds
                  			from any sale of the shares by the Selling Shareholders.
			                  The shares offered by the Selling Shareholders pursuant
			                  to this Prospectus include shares of Common Stock under-
			                  lying options (the "Options") granted by the Company to
                  			certain of the Selling Shareholders.  The gross proceeds
                  			from an exercise of the Options are estimated to be
                  			$15,025,000 (assuming an exercise price of $1.50 with
                  			respect to 3,125,000 Options , $2.00 with respect to
                  			3,125,000 Options, and $2.50 with respect to 1,635,000
                  			Options). There can be no assurance, however, that the
                  			Options will be exercised.  The proceeds derived from
                  			the exercise of the options will be retained by the
                  			Company for general corporate purposes, including
                  			possible acquisitions.  Although the Company regularly
                  			evaluates possible acquisition opportunities, it is not
                  			currently a party to any letters of intent or arrange-
                  			ment regarding any acquisition.  The Company may also
                  			contribute some or all of the proceeds from the exercise
                  			of the options to one or more of its insurance company
                  			subsidiaries for statutory capital as the Company deems
                  			necessary to support their insurance operations.

  	NASDAQ Stock Market Symbol              SBIG

(1) Includes 7,885,000 shares of common stock to be issued assuming the exercise of options held by the Selling Shareholders.



                            					 RISK FACTORS

     	There are certain risks involved in an investment in the Common Stock. Accordingly, prospective purchasers of the Common Stock should consider carefully the factors set forth below as well as the other information contained in or incorporated by reference into this Prospectus.


Changes in Automobile Insurance Business in South Carolina

    	The South Carolina Senate recently passed reform legislation that would, if such legislation becomes law, reorganize the South Carolina Facility over a three-year period. Reform legislation is also pending before the South Carolina House of Representatives which would not reorganize the Facility but would effect amendments to the rating of South Carolina drivers and the calculation of recoupment fees paid by South Carolina drivers. South Carolina drivers pay recoupment fees to subsidize the Facility's deficit. The Company believes either piece of legislation, if it becomes law, will likely result in higher Facility premium rates.

    	Should the South Carolina Legislature not pass reform legislation, the Company believes that the current Insurance Commissioner has demonstrated a willingness to increase the Facility's premium rates. Physical damage premium rates were recently increased approximately 62%. The Company also anticipates that similar increases in liability premium rates will also be allowed by the current Insurance Commissioner through adjustments to criteria under the Facility legislation which are within the Commissioner's purview.

    	The Company believes that in any event a strong likelihood exists that premium rates for drivers in the Facility will increase in order to prohibit the Facility from operating at a deficit. This, in turn, may result in a large voluntary depopulation of the Facility. As depopulation occurs, the Company will lose service and commission income resulting from its role as one of the Facility's three servicing carriers. Although the Company intends to offset this loss through increased risk-bearing activities, there can be no guarantee that the Company will be successful.
In addition, there can be no assurance that the Company will accurately identify and insure the drivers leaving the Facility on a profitable basis.


Regulation

    	The Company is subject to comprehensive regulation by federal and state government agencies. Such regulation is generally intended for the protection of policyholders rather than security holders. The nature and extent of that regulation vary from jurisdiction to jurisdiction, but typically involve prior approval of the acquisition of control of an insurance company or of any company controlling an insurance company, regulation of certain transactions entered into by an insurance company with any of its affiliates, limitations on dividends, approval or filing of premium rates and policy forms for many lines of insurance, solvency standards, minimum amounts of capital and surplus which must be maintained, limitations on types and amounts of investments, limitation of the right to cancel or non-renew policies in some lines, regulation of the right to withdraw from markets or agencies, requirements to participate in residual markets, licensing of insurers and agents, deposits of securities for the benefit of policyholders, reporting with respect to financial condition, and other matters. In addition, state insurance department examiners perform periodic financial and market conduct examinations of insurance companies and may require insurance companies to establish reserves and require insurance companies to pay assessments (up to prescribed limits) to guaranty funds which are established by the various states to fund policyholder losses or liabilities of insolvent or rehabilitated companies. SCIC was assessed approximately $116,000 in 1995 and $29,000 in 1996 by state guaranty funds, the impact of which will be partially offset by credits against future state premium taxes. Because such assessments are typically not made for several years after an insurer fails and depend upon the final outcome of liquidation or rehabilitation proceedings, the Company cannot accurately determine the precise amount or timing of any future assessments. No assurance can be given that future legislative or regulatory changes will not also adversely affect the Company.

    	Although the federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas can significantly affect the insurance business. Recently, increased scrutiny has been place upon the insurance regulatory framework, and certain state legislatures have considered or enacted laws that alter, and in many cases, increase state authority to regulate insurance companies and insurance company systems.

    	In light of recent legislative developments, the NAIC and state insurance regulators have begun reexamining existing laws and regulations, specifically focusing on insurance company investments and solvency issues, risk-adjusted capital guidelines interpretations of existing laws, the development of new laws, the implementation of nonstatutory guidelines and the circumstances under which dividends may be paid. The NAIC has adopted a risk-based capital ("RBC") formula for property and casualty insurance companies to evaluate the adequacy of statutory capital requirements and to use as an early warning tool by the NAIC and state regulators to identify companies that require additional scrutiny or regulatory action. Regulatory compliance is determined by the ratio of a company's total adjusted capital to its "authorized control level" RBC. As of December 31, 1996, SCIC's RBC fell within the
Regulatory Action Level. The formula is subject to periodic review and may be modified at the discretion of the NAIC. There can be no assurance that existing insurance-related laws and regulations will not become more restrictive in the future or that new restrictive laws will not be enacted and, therefore, it is not possible to predict the potential effects thereof on the Company.


Financial Condition

     	For the year ended December 31, 1995, the Company reported net income of $1,152,000. However, for the years ended December 31, 1994 and 1993, the Company recorded net losses of $19,074,000 and $1,014,000 (after an extraordinary item) respectively. Following several years of operating losses, and a resulting shortfall in statutory capital, the Company suspended underwriting new and renewal personal lines of business in the second quarter of 1995. Having increased capital and in combination with improved operating results, the Company received authorization from the South Carolina Department of Insurance and resumed underwriting new business during the third quarter of 1996.
Although operating and strategic plans provide for underwriting profitability, there can be no assurance that the Company will achieve this objective, or will not suffer further operating losses.

    	The Company also has experienced negative cash flows from operations for each of the last three fiscal years primarily due to the Company's transition during this time period out of most of its risk-bearing activities. This transaction caused significant downsizing of the Company's revenues while run-off of claims for such risk-bearing activities remained relatively constant. The Company invests its cash in bonds and other securities, and such instruments are subject to market fluctuations. To the extent that the Company is required to sell marketable securities in order to fund operations, the Company may experience realized losses on its investment portfolio. The Company believes that its cash and short-term investments, which are generally not subject to market fluctuation, will be sufficient to fund such negative cash flows.


Uncertainty Associated with Estimating Reserves for Unpaid Losses and LAE

     	The Company currently underwrites a limited number of insurance policies on a risk-bearing basis. Historically, however, the Company wrote larger amounts of insurance on a risk-bearing basis and it could be partly liable in the future due to this past underwriting activity. For example, the Company acquired a California managing general agency in 1981 and assumed West Coast general liability policies that included contractors liability and environmental coverages that subsequently accumulated substantial losses. While the statute of limitations has expired on certain of these claims and the Company has divested itself of certain other claims, the Company remains liable for a portion of the potential environmental claims associated with this acquisition.

     The reserves for losses and loss adjustment expense ("LAE") established by the Company are estimates of amounts needed to pay reported and unreported claims and related expenses based on facts and circumstances known to the Company as of the time it established the reserves. Reserves are based on historical claims information, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that the ultimate liability will not materially exceed the Company's claim and policy reserves and have a material adverse effect on the Company's results of operations and financial condition.

     	Significant uncertainties exist for estimating the Company's potential losses from environmental and toxic tort claims. Among the complications are a lack of historical data, long reporting delays, difficulty in properly allocating responsibility and/or liability for environmental damage, changes in underlying laws and judicial interpretation of those laws, potential for an environmental claim to involve many insurance providers over many periods, questions concerning interpretation and application of insurance and reinsurance coverage and uncertainty regarding the number and identity of insurers with potential environmental exposure.

    	Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in the Company's reserves for claims and policy expenses. The historic development of reserves for losses and LAE may not necessarily reflect future trends in the development of these amounts. Accordingly, it may not be appropriate to extrapolate redundancies or deficiencies based on historical information.

    	The Company's loss reserves are an estimate at a given point in time of the amount that the Company expects to pay insurance claimants based on the facts and circumstances known at the time. It can be expected that the ultimate liability in each case will differ from such estimates. For each of the three years ended December 31, 1995, 1994, and 1993, the results of operations were affected by reserves from prior years having been deficient in those earlier periods. The impact of the adverse development was $3.4 million in 1995, $17.0 million in 1994, and $10.5 million in 1993.  Adverse development increased during the
early 1980s and peaked in 1985.  The Company   currently believes that
the reserves are sufficient to prevent prior years' losses from adversely affecting future periods. However, establishing reserves remains an estimation process, and there can be no assurance that adverse developments will not occur in the future or that reserves will be adequate to cover actual losses.


Significant Contracts

     	The Company derives a substantial portion of its net income from a Servicing Agreement with the South Carolina Facility, FEMA, and Generali. The agreement with the South Carolina Facility does not expire until September 30, 1999. However, legislative initiatives could potentially lessen the profitability of the business prior to expiration of the contract. The agreement with the FEMA is renewed annually and is conditioned upon the Company meeting reporting requirements and other obligations. Accordingly, there can be no assurance that the Company will continue to benefit from agreements with these programs; or that, if the agreements continue, their terms will be consistent with past agreements. In addition, the Company does not control rates on its South Carolina Facility business and NFIP business, which are instead set by the South Carolina Facility and FEMA, respectively.


Re-Entry into Risk-Bearing Activities

    	Underwriting Depopulating South Carolina Drivers.  The
Company believes that a strong likelihood exists that South Carolina drivers will voluntarily leave the South Carolina Facility due to increases in premium rates. In the event of such depopulation, the Company will lose service and commission income resulting from its role as one of the Facility's three servicing carriers. The Company intends to attempt to attract these drivers to nonstandard automobile products underwritten by the Company. There can be no assurance, however, that the Company will successfully attract such drivers or that the Company will accurately identify and insure the drivers leaving the Facility on a profitable basis.

    	Future Growth and Continued Operations Dependent on Access to Capital. Property and casualty insurance is a capital intensive business. The Company must maintain minimum levels of surplus in order to write business and meet the other related standards established by insurance regulatory authorities and insurance rating bureaus.

    	The Company intends to continue to pursue acquisition and new internal growth opportunities. Among the factors which may restrict the Company's future growth is the availability of capital. Such capital will likely to be obtained through debt or equity financing or retained earnings. There can be no assurance that the Company will have access to sufficient capital to support future growth and also satisfy the capital requirements of rating agencies and regulators. In addition, the Company may require additional capital to finance future acquisitions.

    	Designated Agents.  The Company is required by the South
Carolina Facility to write its Facility-related business through the Designated Agents assigned to the Company's Block. Designated Agents are currently not allowed to write any non-Facility-related automobile insurance business. If certain reform legislation discussed above becomes law, Designated Agents may be allowed to write other automobile insurance business besides Facility-related policies. Should this occur, the can be no assurance that Designated Agents that the Company either currently services or has serviced in the past will write other automobile insurance business with the Company.

   	Independent Agents. The Company engages in active recruitment and training of independent agents to market and sell its products, in part by frequent presentations designed to educate agents with respect to the Company's automobile insurance products and operations. The Company also periodically reviews and terminates its agency relationships with non-producing or under-producing agents or agents who do not comply with the Company's guidelines and policies with respect to the sale of such products. While the Company believes that the commissions it pays to independent agents are competitive with the commissions paid by other insurance companies selling similar policies, there can be no assurance that the Company will be able to continue to attract and retain independent agents to sell the Company's automobile insurance products.

   	Importance of Ratings. The Company has elected not to be rated by A.M. Best, the industry's leading rating authority, and accordingly was last assigned a group rating of NR-9 ("Not Assigned-Company Request").
A.M. Best is an independent company which rates insurance companies based on its judgment of factors related to the ability to meet policyholder and other contractual obligations. Most of the Company's competitors have A.M. Best ratings. While the Company believes the lack of a rating does not have a material impact on its non-standard automobile business, since these lines generally are not as sensitive to the rating of the insuring company as for commercial line business, there can be no assurance that such ratings or future changes therein will not affect the Company's competitive position. Furthermore, to the extent the Company begins to offer product lines where a rating is an important factor, the Company's results of operations could be adversely affected.
At the appropriate time, the Company plans to seek a new rating from A.M. Best.

    	Uncertain Pricing and Profitability. In 1996, the Company made the strategic decision to re-enter the risk-bearing, nonstandard automobile insurance business. The Company intends to begin underwriting a portion of the commercial lines business that it currently writes as an MGA for an unaffiliated insurance company. These insurance businesses are affected by many factors which can cause fluctuations in the results of operations of these businesses. Many of these factors are not subject to the control of the Company. For example, severe weather conditions could adversely affect the Company's business through higher losses and loss adjustment expenses ("LAE"). Such factors, together with competitive pricing and other considerations, could result in fluctuations in the Company's underwriting results and net income.


Geographic Concentration

    	The Company's business is concentrated in the states of South Carolina, Kentucky, North Carolina, Tennessee and Georgia.
Consequently, the Company will be significantly affected by changes in the regulatory and business climate in those states. A bill that would implement a reorganization of the South Carolina Reinsurance Facility is currently pending before the State Legislature for the State of South Carolina.

Risks Associated with the National Flood Insurance Program

    	Absence of Homeowner's Insurance Product. The Company currently does not offer a homeowner's insurance product. Many consumers, particularly in flood-prone areas, purchase flood insurance at the same time they purchase homeowners insurance. Accordingly, the Company believes that its failure to offer a homeowner's insurance product has limited its ability to expand its flood insurance business at a pace that is equivalent to the growth of the NFIP program as a whole. The Company has no current plans to offer a homeowner's insurance product.

    	FEMA Requirements. The Company derives a substantial portion of its net income through the WYO Program of the NFIP. FEMA, which administers the NFIP, instituted a "Cover America" program requiring all flood insurers increase the number of "new policies" in the flood program by at least 10% each year in order to retain 32.6% of the premiums written. If an insurer in the NFIP fails to grow the number of new policies written by 10%, its commission level is reduced to 30.6% of premiums written. The Company feels it has adequately reserved for any reduction in premium level.

   	Independent Agents. The Company markets its flood insurance products through a network of approximately 2,000 independent agents and periodically reviews and terminates its agency relationships with non-producing or under-producing agents or agents who do not comply with the Company's guidelines and policies with respect to the sale of its flood products. While the Company believes that the commissions it pays to its agents are competitive with the commissions paid by other insurance companies selling similar policies, there can be no assurance that the Company will be able to continue to attract and retain independent agents to sell the Company's flood insurance products.

   	Systems Operations. The Company has encountered difficulties in complying with FEMA reporting requirements. In order to comply with such requirements, the Company has recently entered into an agreement with a major provider of processing for the NFIP to out source the processing of its flood insurance business. FEMA has undertaken a review of the quality of the Company's reporting systems and pursuant to a decision issued on February 26, 1997 has allowed the Company 120 days within which to achieve compliance with FEMA reporting requirements. Although the Company expects that a new out sourcing arrangement will enable the Company to achieve compliance with FEMA reporting requirements within the 120-day mandated period, there can be no assurance that the Company will in fact be able to do so or that the Company will be able to comply with FEMA reporting requirements on an ongoing basis.

   	Volatility of Flood Claims Business. The profitability of the flood insurance industry is significantly affected by unpredictable events such as hurricanes and weather patterns. Since the Company earns a portion of its revenues from servicing flood claims, the frequency and magnitude of such events could have an adverse effect the profitability of the Company.

   	Contract Changes. The Company's agreement with the NFIP is renewed annually and is conditioned upon the Company meeting reporting requirements and other obligations. Additionally, commission rates derived from participation in the NFIP are mandated by FEMA. There can be no assurance that FEMA will renew its agreement with the Company or that FEMA will not reduce the commission the Company is paid in connection with the NFIP.


Nature of Automobile Insurance Business in South Carolina

    	In 1996, the Company made the strategic decision to re-enter the risk-bearing, nonstandard automobile insurance business. The nonstandard automobile insurance business is affected by many factors which can cause fluctuations in the results of operations of this business. Many of these factors are not subject to the control of the Company. The size of the nonstandard market can be significantly affected by, among other factors, the underwriting capacity and underwriting criteria of standard automobile insurance carriers. In addition, an economic downturn in the states in which the Company writes business could result in fewer new car sales and less demand for automobile insurance. Severe weather conditions could also adversely affect the Company's business through higher losses and loss adjustment expenses. These factors, together with competitive pricing and other considerations, could result in fluctuations in the Company's underwriting results and net income.

     	Depopulation of the Facility. The Company has positioned itself to take advantage of a potential depopulation of the South Carolina Facility in response to the 1997 Automobile Insurance Reform Bill (the "Reform Bill") currently being considered by the South Carolina Legislature. The bill has passed the Senate and is pending consideration by the House of Representatives. The Reform Bill, if enacted into law, would result in higher rates for drivers in the South Carolina Facility and would prohibit the Facility from operating at a deficit. This, in turn, is anticipated to result in a large voluntary depopulation of the Facility. However, there can be no assurance that the Reform Bill will be enacted into law or that if enacted, will result in the significant voluntary depopulation of the Facility that the Company anticipates. Moreover, there can be no assurance that the Company will accurately identify and insure the drivers leaving the Facility on a profitable basis.


Risks Associated with Systems Operations

     	The Company operates and maintains its own computer system for its operations, including policy issuance, billing, claims processing, and financial and management reporting. Commencing in late 1994, the Company switched its policy and claims processing from an outsourcing arrangement with a third party vendor to its own computer system. The Company has experienced difficulties in transitioning to its computer systems in commercial lines and is in the process of establishing a data bridge between these systems in order to eliminate redundant entry of policy information and reduce policy issuance time. To the extent that the Company continues to be delayed in transitioning certain systems operations, its results of operations may be adversely affected.


Competition

	All of the areas of business in which the Company engages are highly competitive. The principal methods of competing are service and pricing. Many competing property and casualty companies offer more diversified lines of insurance than the Company's property and casualty insurance group and have substantially greater financial resources. In addition, effective October 1, 1994, the Company received a smaller book of business from the South Carolina Reinsurance Facility due to a competitive bidding process. The Company responds to this competitive environment by constantly updating its policy offerings, improving operating procedures and constantly reviewing expenses. There can be no assurance that the Company's responses to competition will be successful.


Limitation on Net Operating Loss Carry Forwards

    	As of December 31, 1995, the Company had unused net operating tax loss carry forwards and capital loss carry forwards of $97.9 million for income tax purposes, all of which have been reserved through valuation allowance for financial reporting purposes. However, due to a "change in ownership" condition that occurred in 1995, the Company's use of the net operating loss carry forwards is subject to limitation in future years to an amount estimated to be approximately $2.0 million per year. A future change in ownership resulting from the registration of shares could further limit the utilization of net operating loss carry forwards.


Tax Considerations

    	There are various applicable tax consequences associated with an investment in the Common Stock. Each investor is urged to consult with his, her or its own tax advisor concerning the effects of applicable income tax laws and regulations on an investment by him, her or it in the Company and his, her or its individual tax situation. The Company will not seek or receive a ruling from the Internal Revenue Service or a tax opinion as to the tax consequences of an investment in the Common Stock.


Dividends

    	The Company is a legal entity separate and distinct from its subsidiaries. As a holding company, the primary sources of cash needed to meet its obligations, including principal and interest payments with respect to indebtedness, are dividends and other permitted payments from its subsidiaries and affiliates. South Carolina insurance laws and regulations require a domestic insurer such as SCIC, the Company's principal subsidiary, to report any action authorizing distributions to shareholders and material payments from subsidiaries and affiliates at least thirty days prior to distribution or payment except in limited circumstances. Additionally, those laws and regulations provide the South Carolina Department of Insurance with the right to disapprove and prohibit distributions meeting the definition of an "Extraordinary Dividend" under the statutes and regulations. If the ability of SCIC and the Company's other insurance subsidiaries to pay dividends or make other payments to the Company is materially restricted by regulatory requirements, it could affect the Company's ability to service its debt and/or pay dividends. Moreover, no assurance can be given that legislative changes will not result in statutory provisions more restrictive than those currently in effect.

    	The ability of the Company to declare and pay cash dividends is dependent upon the ability of SCIC to declare and pay dividends to the Company. SCIC is regulated as to its payment of dividends by the South Carolina Insurance Holding Company Regulatory Act. This law provides that, without the prior approval of the Director of Insurance r of the State of South Carolina, dividends within any twelve-month period may not exceed the greater of (i) 10% of SCIC's surplus as regards policyholders as of December 31 of the prior year or (ii) SCIC's statutory net income, not including realized capital gains or losses, for the prior calendar year. The Company's payment of cash dividends is at the discretion of the Board of Directors, upon approval of the Commissioner, and is based on its earnings, financial condition, capital requirements and other relevant factors. The Board of Directors does not presently intend to pay any cash dividends in the foreseeable future.

Dependence on Key Personnel in Connection with Future Success

    	The future success of the Company depends significantly upon the efforts of certain key management personnel including former
Governor of South Carolina John C. West, Chairman of the Board of Directors of the Company; Ernst N. Csiszar, President and Chief
Executive Officer of the Company; and John A. Weitzel, Chief Financial Officer of the Company. Loss of any of these officers could adversely affect the Company's business. As the Company continues to grow, it will need to recruit and retain additional qualified management personnel, and there can be no assurance that it will be able to do so. See "Management -- Directors and Executive Officers of the Company."


Control by Principal Shareholders

     	Prior to this offering, the principal shareholders of the Company were Saad A. Alissa, certain of the Selling Shareholders who comprise the Powers Group and the remainder of the Selling Shareholders who comprise the Avent Group, who beneficially own directly or indirectly on a fully diluted basis, respectively, approximately 22%, 39% and 10% of the Common Stock. Until such time as these principal shareholders sell or dispose of the Common Stock held by them, either through this offering or otherwise, each of Mr. Alissa, the Powers Group and the Avent Group will have the ability to exert significant influence over the policies and affairs of the Company.


Market for Common Stock; Possible Price Volatility

     	The Company's Common Stock is currently listed on the NASDAQ Stock Market, and generally was not widely traded during the year-ended December 31, 1996. While the shares to be sold in this offering will increase the amount of stock available for trading, there can be no assurance that a more active trading market will develop or, if developed, that it will be maintained.

     	The market price of the Company's Common Stock has experienced significant volatility over the last five years. Factors such as events resulting in significant claims on policies issued by the Company and its subsidiaries, adjustments in reserves, changes in the value of the Company's investment portfolio, cancellation or amendment of contractual relationships, announcements of technological innovations or new products by the Company or its competitors, governmental regulation, regulatory approvals or developments relating to corporate alliances or patent or proprietary rights may have a significant impact on the market price of the Company's Common Stock. In addition, general market price declines, volatility or share illiquidity in the future could adversely affect the market price of the Company's Common Stock.
There can be no assurance that the market price of the Common Stock will not decline after an investor purchases shares, or that following the purchase of the shares of Common Stock, a shareholder will be able to sell shares at a price equal to or greater than the acquisition price.


Shares Eligible for Future Sale

     	Future sales of substantial amounts of Common Stock in the public market, or the possibility of such future sales, could adversely affect the market price of the Common Stock. The Company has outstanding a substantial number of unregistered shares of Common
Stock, and a substantial number of authorized shares available for future issuance. The Company issued 7,000,000 shares of Common Stock to Saad A. Alissa in a private placement. Under terms of the stock purchase agreement with Mr. Alissa, the Company is required, at its expense, to register Mr. Alissa's shares for resale. The Company is currently preparing a registration statement on Form S-2 to register Mr. Alissa's shares. Mr. Alissa has informed the Company that, pursuant to such registration, he will offer his shares for sale to the public in an underwritten offering. The Company may also register shares of Common Stock or grant registration rights in connection with future financing. In addition, certain employees, officers and directors of the Company hold Common Stock and/or options to purchase Common Stock. See "Description of Capital Stock."

    	No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time.
Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. If such sales reduce the market price of the Common Stock, the Company's ability to raise additional capital in the equity markets could be adversely affected.


Effect of Certain Anti-Takeover Provisions

    	The Company's Articles of Incorporation, the South Carolina Business Corporation Act of 1988 and the insurance laws of states in which the Company conducts business contain certain provisions which could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such a transaction would be beneficial to the interests of the shareholders, or could discourage a third party from attempting to acquire control of the Company. In particular, the classification of the company's board of Directors could have the effect of delaying a change in control of the company. In addition, the Company has authorized 5,000,000 shares of Special Stock, which the Company could issue without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The Company has no current plans to issue any Special Stock. In addition, South Carolina insurance laws and regulations prohibit any person from acquiring control of the Company without the prior approval of the South Carolina Department of Insurance.


                               			 USE OF PROCEEDS

    	The Company will not receive any proceeds from any sale of the shares by the Selling Shareholders. The shares offered by the Selling Shareholders pursuant to this Prospectus include shares of Common
Stock underlying options (the "Options") granted by the Company to certain of the Selling Shareholders. The gross proceeds from an exercise of the Options are estimated to be $15,025,000 (assuming an exercise price of $1.50 with respect to 3,125,000 Options , $2.00 with respect to 3,125,000 Options, and $2.50 with respect to 1,635,000 Options). The Company intends to contribute the net proceeds from the exercise of any of the Options to SCIC as a capital contribution. However, there can be no assurance that the Options will be exercised.


                           			SELLING SHAREHOLDERS

     	The following sets forth, as of February 26, 1997, certain information with respect to the Selling Shareholders.


									                                                               Ownership After Offering(2)
                       			    Shares Owned                               ------------------------
Name                        Before Offering(1)      Shares Offered      Number         Percentage
-----------------           ----------------        --------------      -------        -----------
Frank H.  Avent(4)              2,080,000(3)             2,080,000        -0-             (5)
Fred C. Avent                     150,000                  150,000        -0-             (5)
Mary C. Avent                      80,000                   80,000        -0-             (5)
Larry M. Brice                    100,000                  100,000        -0-             (5)
DeLeon Finklea                    200,000                  200,000        -0-             (5)
Winston R. Godwin, IRA            100,000                  100,000        -0-             (5)
Rex W. and Jane P. Huggins        536,000                  500,000       36,000           (5)
Peter D. and Vera C. Hyman        100,000                  100,000        -0-             (5)
Angela A. Lynch                    80,000                   80,000        -0-             (5)
Joseph K. Newsom, Sr.             100,000                  100,000        -0-             (5)
PepsiCo Bottling of Florence    2,000,000                2,000,000        -0-             (5)
Charles H. Powers(4)           10,328,206               10,000,000      328,206          1.01
Walker S. Powers(4)             2,000,000                2,000,000        -0-             (5)
Celeste A. Roseman                 80,000                   80,000        -0-             (5)
Mark J. Ross                      100,000                  100,000        -0-             (5)
Howard Stokes                     100,000                  100,000        -0-             (5)                         *



(1)   Number of shares and percentage amounts include shares of Common Stock underlying certain options that are exercisable within 60 days after February 26, 1997 as follows: Frank H. Avent - 40,000;
Fred C. Avent - 75,000; Mary C. Avent - 40,000; Larry M. Brice - 50,000; DeLeon Finklea - 100,000;
Winston R. Godwin - 50,000; Rex W. and Jane P. Huggins - 250,000; Peter D. and Vera C. Hyman -
50,000; Angela A. Lynch - 40,000; Joseph K. Newsom - 50,000; PepsiCo Bottling of Florence -
1,000,000; Charles H. Powers - 5,000,000; Walker S. Powers - 1,000,000; Celeste A. Roseman - 40,000;
Mark J. Ross- 50,000; and Howard Stokes - 50,000.
(2)   Assumes the sale of all shares offered, including the 7,885,000 shares the Selling Shareholders may receive upon exercise of the options held by each of them as discussed in Note 1.
(3)   Includes 2,000,000 shares of Common Stock (including 1,000,000 shares underlying options)
as to which Mr. Avent shares voting and dispositive power with PepsiCo Bottling of Florence
("PepsiCo").  Mr. Avent has informed the Company that he is President and General Manager of PepsiCo.
(4)   Messrs. Avent, Powers and Powers currently serve as directors of the Company.
(5)   Less than 1%





                         				PLAN OF DISTRIBUTION

      	This offering involves shares of Common Stock issued and shares of Common Stock issuable upon the exercise of the Options under agreements between the Company and the Selling Shareholders. Selling Shareholders may offer such shares for sale from time to time. Such shares may be offered for sale in transactions effected in the over-the-counter market or such other market in which the Common
Stock is traded. Such shares may be offered and sold to or through broker-dealers, market makers, or others who may charge commissions or effect markups in connection with such transactions. Such shares may also be offered and sold in privately negotiated transactions not effected on any established trading market.

                       			DESCRIPTION OF CAPITAL STOCK

     	The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $1.00, and 5,000,000 shares of Special Stock, no par value. There were issued and outstanding as of February 26, 1997, 24,687,029 shares of Common Stock, all of which are fully paid and nonassessable. No shares of Special Stock are outstanding. However, the Board of Directors of the Company could, without stockholder approval, issue Special Stock and establish the rights, privileges, and preferences thereof, including, but not limited to, dividend rights, convertibility features, redemption rates and prices, liquidation preferences, and voting rights. Such issuance could adversely affect the rights of the holders of shares of the Company's Common Stock.


Dividend Rights

     	Holders of the Common Stock and Special Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of the assets of the Company which are by law available therefor. However, the Board of Directors could provide, upon issuing Special Stock, that holders of Special Stock should receive dividends in preference to holders of Common Stock, or that no dividends be paid on Common Stock if dividends in full on all shares of Special Stock to which the holders thereof are entitled shall not have been paid or declared and set apart for payment.


Voting Rights

     	Holders of shares of the Common Stock are entitled to one vote per share and, subject to the voting rights, if any, of holders of Special Stock which may hereafter be issued, have the exclusive right to receive notice of shareholders' meetings and to vote thereat.


Limitation of Liability of Directors and Indemnification

     	Section Six of Article Eight of the Company's By-laws limits the liability of its directors to the fullest extent that the General Corporation Law of the State of South Carolina permits.


Existing Antitakeover Provisions

     	South Carolina Control Share Acquisitions Act ("CSAA"). The Company is subject to the CSAA, which is intended to render it more difficult or to discourage an attempt to obtain control of the Company by merger, tender offer, proxy contest or otherwise.

     	South Carolina Business Combination Statute. South Carolina law regulates business combinations such as mergers, consolidations and asset purchases where the business acquired was, or the assets belonged to, a public corporation, such as the Company, and where the acquirer became an Interested Shareholder (as defined below) of the public corporation before a majority of the disinterested members of the Board of Directors of the public corporation approved either (i) the purchase resulting in such acquirer becoming an Interested Shareholder or (ii) the business combination. In the context of this law, an "Interested Shareholder" is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting stock of the public corporation, and a "disinterested" board member is a person who is neither a present nor a former officer or employee of the corporation. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions. It does not apply to corporations whose Articles of Incorporation contain a provision electing not to be covered by the law. The Company's Articles of Incorporation do not contain such a provision.

     	The law prohibits business combinations with an unapproved Interested Shareholder for a period of two years after the date on which the person became an Interested Shareholder and requires that any business combination with an unapproved Interested Shareholder after such two-year period be approved by a majority vote of outstanding shares held by persons other than the Interested Shareholder or, alternatively, meet certain requirements that other shareholders receive at least a specified price for their shares.

     	Supermajority Voting Requirements.  Article 9(k) of the
Company's Articles of Incorporation requires a special vote of the shareholders to approve certain transactions, including, among other things, a merger or the sale, lease or exchange of substantially all of the assets (as therein defined) of the Company, with any shareholder owning at least 10% of the Company's equity securities. The approval of such transactions requires the affirmative vote of at least 80% of the holders of each class of equity securities of the Company entitled to vote thereon. The requirement of an 80% shareholder vote does not apply, however, to transactions approved by at least 75% of all the members of the Board of Directors. If such approval by the Board of Directors is obtained, the transaction generally would require approval by the holders of a majority of the outstanding shares entitled to vote, or as otherwise established by law.

     	The Company's Articles of Incorporation further provide that
Article 9(k) may not be amended, altered or repealed without the approval of the holders of 80% of the Company's shareholders unless 75% of the Board of Directors approves such a change, in which case approval by the holders of 66-2/3% of the Common Stock is required.

     	Classified Board of Directors; Removal of Directors.  The
Company's Articles of Incorporation provide for the division of the Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the members of the Board of Directors are elected each year.

     	Pursuant to the Company's Articles of Incorporation, directors may be removed without cause by the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors at a meeting called for that purpose at which 80% of the shares entitled to vote are represented. Directors may be removed for cause by the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors at a meeting called for that purpose at which a majority of the shares issued, outstanding and entitled to vote are represented. Under South Carolina law, a director of the Company may not be removed from the Board of Directors if the number of votes sufficient to elect such director is voted against his removal.

    	The classified Board and director removal provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, the classified Board and director removal provisions could delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years, unless they can obtain the affirmative vote of the holders of a majority of the shares at a meeting at which eighty percent (80%) of the shares are present in person or represented by proxy, or they can show cause and obtain the affirmative vote of the holders of a majority of the shares at a meeting at which a majority is present or represented.


Liquidation Rights

     	In the event of liquidation of the Company, holders of the Company's Common Stock are entitled to share pro rata the net assets remaining after the payment of all amounts due creditors and such amounts, if any, as may be due to holders of any Special Stock then outstanding.


Preemptive Rights

     	No holder of any of the Common Stock or Special Stock of the Company is entitled, as of right, to purchase or subscribe for any unissued shares of any class, or additional shares of any class, to be issued by reason of any increase of the authorized capital stock of the Company of any class, or bonds, certificates of indebtedness, debentures, or other securities convertible into shares of the Company or carrying any right to purchase shares of any class. Any such unissued shares, or other securities convertible into shares or carrying any right to purchase shares, may be issued and disposed of, to such persons, firms, corporations, or associations and upon such terms as may be deemed advisable by the Board of Directors.


Transfer Agent and Registrar

     	American Stock Transfer and Trust Company is the transfer agent and registrar for the Common Stock.


                         			LEGAL MATTERS

     	Certain legal matters in connection with the registration and potential offering of the shares have been passed upon for the Company by John C. West, Jr., P.A., 1111 Broad Street (P.O. Box 661), Camden, South Carolina 29020.


                         			EXPERTS

     	The financial statements and schedules of the Company as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference herein in reliance upon the reports of Arthur Andersen LLP, independent public accountants, and upon the authority of said firm as experts in accounting and auditing.


                   		AVAILABLE INFORMATION

     	The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning the Company may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549, at prescribed rates. The Company's Common
Stock is listed on the NASDAQ National Market. Reports and other information concerning the Company can be inspected at the offices of the NASDAQ Stock Market, 1735 K Street, NW, Washington, DC
20006-1506. The Commission also maintains a world wide web site that contains reports, proxy and information statements and other information regarding the Company. The world wide web site address is http://www.sec.gov.


           		INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     	The following documents filed with the Commission (File No. 000-8804) pursuant to Sections 13(a) or 15(d) of the Exchange Act are incorporated herein by reference:

1. The Company's Annual Report on Form 10-K/A-1 for the fiscal year ended December 31, 1995;

2.      The Company's 1995 Annual Report to Shareholders;

3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996;

4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996;

5. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996; and

6. The Company's Reports on Form 8-K dated January 19, February 2, March 14, and April 8, 1996.

       	The Company's annual report on Form 10-K includes audited financial statements as of December 31, 1995. Unaudited interim financial statements of the Company are contained in the Company's Form 10-Q quarterly reports.

      	The information relating to the Company in this Prospectus does not purport to be complete and should be read together with the information in the documents incorporated be reference herein.

      	All documents filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the offering of the Securities hereby shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      	Where any document or part thereof is incorporated by reference in this Prospectus and not delivered herewith, the Company will undertake to provide without charge to each person, including any beneficial owner to whom a Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus. Any request for such information should be addressed to the Corporate Secretary, The Seibels Bruce Group, Inc., PO Box 1, Columbia, South Carolina 29202.

      	No person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, the information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus, nor any distribution of securities pursuant hereto shall imply or create an implication that there has been no change in the affairs of the Company or in the information set forth or incorporated be reference herein subsequent to the date hereof.

    	The Company has filed with the Commission a Registration
Statement on Form S-2 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of its Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. The statements contained in this Prospectus concerning the contents of any contract or other document referred to are not necessarily complete. Where such contract or other document is an exhibit to the Registration Statement, each statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof.

    	This Prospectus is accompanied by the Company's latest Annual
                  Report to shareholders.


               		INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The South Carolina General Corporation Law (the "SCGCL") permits a corporation to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if (I) such individual conducted himself in good faith, (ii) in the case of conduct in his official capacity with the corporation, his conduct was in its best interest, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The SCGCL does not permit a corporation to indemnify a director (x) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (y) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. In connection with a proceeding by or in the right of the corporation, the SCGCL limits indemnification to reasonable expenses incurred in connection with the proceeding. The
South Carolina General Corporation Law also permits a corporation to indemnify its officers, employees and agents to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

     	Addendum Two to the Company's Articles of Incorporation, as amended, provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law,
(iii) under Section 33-8-330 of the SCGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Section Six of Article eight of the Bylaws of the company provides that the company shall indemnify officers and directors of the Company and its subsidiaries to the extent permitted by South Carolina law and may insure such persons against liability arising out of or relating to their employment by the Company in an amount and according to such terms as the Board of Directors deems prudent.


                           				PART II

              		INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         	The following is a schedule of the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered hereby.


SEC Registration Fee                            $  17,685
Accounting Fees and Expenses                        1,000
Legal Fees and Expenses                             7,500
Miscellaneous                                       8,815
                                           					 --------
Total                                            $ 35,000





Item 15.  Indemnification of Directors and Officers

    	The South Carolina General Corporation Law provides for indemnification of directors, officers, employees and agents, subject to certain limitations (S.C. Code, Title 33, Article 5). Section Six of Article Eight of the Company's by-laws provides that the Company shall indemnify officers and directors of the Company and its subsidiaries to the extent permitted by South Carolina law and may insure such persons against liability arising out of or related to their employment by the Company in an amount and according to such terms as the Board of Directors deems prudent.

   	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.  Exhibits

Number          Description
------          -----------

5.1             Opinion of John C. West, Jr., P.A. (filed herewith).

10.1            Stock Purchase Agreement dated as of December 22,
              		1993 between registrant on the one hand and Abdullatif
		              Ali Alissa Est.  and Saad A.  Alissa, incorporated herein
              		by reference to the Annual Reporton Form 10-K,
              		Exhibit (10)(10)-1, for the fiscal year ended
              		December 31, 1993.

10.2            Stock Purchase Agreement dated as of January 29, 1996
              		between registrant on the one hand and Charles H.
		              Powers and Walker S.  Powers, and amendment thereto,
              		incorporated herein by reference to submission DEF
              		14-A, filing date May 10, 1996, file number
              		000-08804, accession number 0001005150-96-000127,
              		accepted May 9, 1996.

10.3 Stock Option Agreement dated as of January 30, 1996 between registrant on the one hand and Charles H.
              		Powers, Walker S. Powers and Rex and Jane Huggins, incorporated herein by reference to submission DEF 14-A, filing date May 10, 1996, file number 000-08804, accession number 0001005150-96-000127,
              		accepted May 9, 1996.

10.4            Stock Purchase Agreement dated as of March 28, 1996
              		between registrant on the one hand and Fred C. Avent, Frank H. Avent and PepsiCo of Florence (filed previously).

10.5            Stock Purchase Agreement dated as of March 28, 1996
              		between registrant on the one hand and Junius DeLeon Finklea, Joseph K. Newsom, Sr., Mark J. Ross, Larry
              		M. Brice, J. Howard Stokes, Winston Y. Godwin, IRA and Peter D. and Vera C. Hyman (filed previously).

13.1            Annual Report on Form 10-K for the fiscal year ended
              		December 31, 1995, incorporated herein by reference to submission 10-K405 A-1, filing date April 25, 1996, file number 000-08804, accession number
              		0000276380-96-000009, accepted date April 25, 1996.

13.2            1995 Annual Report to Shareholders (filed previously).

13.3            1996 Notice of Special Meeting of Shareholders and
               	Proxy Statement, incorporated herein by reference to
              		submission DEF 14A, filing date May 10, 1996, file
               	number 000-08804, accession number 0001005150-96-000127,
              		accepted date May 9, 1996.

13.4            Notice of 1996 Annual Meeting of Shareholders and
              		Proxy Statement, incorporated herein by reference to submission DEF 14A, filing date October 29, 1996, file number 000-08804, accession number 0000276380-96-000020,
              		accepted date October 29, 1996.

13.5            Quarterly Report on Form 10-Q for quarter ended
              		March 31, 1996, incorporated herein by reference to submission 10-Q, filing date May 15, 1996, file number 000-08804, accession number 000276380-96-000010,
              		accepted date May 15, 1996.

13.6            Quarterly Report on Form 10-Q for quarter ended June
              		30, 1996, incorporated herein by reference to submission 10-Q, filing date August 14, 1996, file number 000-08804, accession number 0000276380-96-000011.

13.7            Quarterly Report on Form 10-Q for quarter ended
              		September 30, 1996, incorporated herein by reference to submission 10-Q, filing date November 14, 1996, file number 000-08804, accession number
              		0000276380-96-000024.

13.8            Reports on Form 8-K, incorporated herein by reference
              		to submission 8-K, filing date January 10, 1996, file number 000-08804, accession number
              		000276380-96-000002, accepted date January 10,
              		1996; filing date February 2, 1996, file number 000-08804, accession number 000276380-96-000004,
              		accepted date February 2, 1996; filing date March 14, 1996, file number 000-08804, accession number
               	000276380-96- 000005, accepted date March 14,
              		1996; filing date April 8, 1996, file number 000-08804, accession number 000276380-96-000007, accepted date April 8, 1996.

23.1            Consent of Arthur Andersen LLP (filed herewith).

23.2            Consent of John C. West, Jr., P.A. (included in Exhibit
              		5.1 above).

28.1            Schedule P of Annual Report on Form 10-K for the
              		fiscal year ended December 31, 1995, incorporated herein by reference to Form SE, dated April 1, 1996.


Item 17.  Undertakings

(a) The Company hereby undertakes:

1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(e) The Company hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange
Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Columbia, State of South Carolina, on March 14, 1997.

THE SEIBELS BRUCE GROUP, INC.

By:   /s/ Ernst N. Csiszar
     ____________________________________________
    	Ernst N.  Csiszar
	    President, Chief Executive Officer and Director


                         POWER OF ATTORNEY

           	KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ernst N. Csiszar and John A. Weitzel, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration
Statement, and to file the same, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and things requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      	Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.


     Signature                    Title                               Date
    ----------                    ------                              ----

/s/ Ernst N. Csiszar
______________________      President, Chief Executive           March 14, 1997
(Ernst N. Csiszar)          Officer, and Director

/s/ John A. Weitzel(1)
______________________      Chief Financial Officer              March 14, 1997
(John A. Weitzel)           and Director

/s/ Mary M. Gardner(1)
______________________      Controller (Principal Accounting     March 14, 1997
(Mary M. Gardner)           Officer)

/s/ Priscilla C. Brooks(1)
______________________      Corporate Secretary                  March 14, 1997
(Priscilla C. Brooks)

/s/ John C. West(1)
_____________________       Chairman of the Board and            March 14, 1997
(John C. West)              Director

/s/ William M. Barilka(1)
_____________________       Director                             March 14, 1997
(William M. Barilka)

/s/ Albert H. Cox(1)
_____________________       Director                             March 14, 1997
(Albert H. Cox)

/s/ Claude E. McCain(1)
____________________        Director                             March 14, 1997
(Claude E. McCain)

/s/ Kenneth W. Pavia(1)
____________________        Director                             March 14, 1997
(Kenneth W. Pavia)

/s/ John P. Seibels(1)
____________________        Director                             March 14, 1997
(John P. Seibels)

/s/ George R.P. Walker(1)
________________________    Director                             March 14, 1997
(George R.P. Walker, Jr.)

/s/ Charles H. Powers(1)
_______________________     Director                             March 12, 1997
(Charles H. Powers)

/s/ Walker S. Powers(1)
______________________      Director                             March 12, 1997
(Walker S. Powers)

/s/ Frank H. Avent(1)
_____________________       Director                             March 12, 1997
(Frank H. Avent)


_____________________       Director
(Fred S. Clark)

(1) By: /s/ Ernst N. Csiszar
       ---------------------
        Ernst N. Csiszar
        as attorney-in-fact



                                			EXHIBIT INDEX

Number          Description
------          -----------

5.1             Opinion of John C. West, Jr., P.A. (filed herewith).

10.1            Stock Purchase Agreement dated as of December 22,
              		1993 between registrant on the one hand and Abdullatif
		              Ali Alissa Est.  and Saad A.  Alissa, incorporated herein
              		by reference to the Annual Reporton Form 10-K,
              		Exhibit (10)(10)-1, for the fiscal year ended
              		December 31, 1993.

10.2            Stock Purchase Agreement dated as of January 29, 1996
              		between registrant on the one hand and Charles H. Powers and Walker S. Powers, and amendment thereto, incorporated herein by reference to submission DEF 14-A, filing date May 10, 1996, file number
               	000-08804, accession number 0001005150-96-000127,
              		accepted May 9, 1996.

10.3            Stock Option Agreement dated as of January 30, 1996
              		between registrant on the one hand and Charles H. Powers, Walker S. Powers and Rex and Jane Huggins, incorporated herein by reference to submission DEF 14-A, filing date May 10, 1996, file number 000-08804, accession number 0001005150-96-000127,
              		accepted May 9, 1996.

10.4            Stock Purchase Agreement dated as of March 28, 1996
              		between registrant on the one hand and Fred C. Avent, Frank H. Avent and PepsiCo of Florence (filed previously).

10.5            Stock Purchase Agreement dated as of March 28, 1996
              		between registrant on the one hand and Junius DeLeon Finklea, Joseph K. Newsom, Sr., Mark J. Ross, Larry
              		M. Brice, J. Howard Stokes, Winston Y. Godwin, IRA and Peter D. and Vera C. Hyman (filed previously).

13.1            Annual Report on Form 10-K for the fiscal year ended
              		December 31, 1995, incorporated herein by reference to submission 10-K405 A-1, filing date April 25, 1996, file number 000-08804, accession number
              		0000276380-96-000009, accepted date April 25, 1996.

13.2            1995 Annual Report to Shareholders (filed previously).

13.3            1996 Notice of Special Meeting of Shareholders and
              		Proxy Statement, incorporated herein by reference to
		              submission DEF 14A, filing date May 10, 1996, file
              		number 000-08804, accession number 0001005150-96-000127,
              		accepted date May 9, 1996.


13.4            Notice of 1996 Annual Meeting of Shareholders and
              		Proxy Statement, incorporated herein by reference to submission DEF 14A, filing date October 29, 1996, file number 000-08804, accession number 0000276380-96-000020,
              		accepted date October 29, 1996.

13.5            Quarterly Report on Form 10-Q for quarter ended
              		March 31, 1996, incorporated herein by reference to submission 10-Q, filing date May 15, 1996, file number 000-08804, accession number 000276380-96-000010,
              		accepted date May 15, 1996.

13.6            Quarterly Report on Form 10-Q for quarter ended June
              		30, 1996, incorporated herein by reference to submission 10-Q, filing date August 14, 1996, file
               	number 000-08804, accession number 0000276380-96-000011.

13.7            Quarterly Report on Form 10-Q for quarter ended
              		September 30, 1996, incorporated herein by reference to submission 10-Q, filing date November 14, 1996, file number 000-08804, accession number
              		0000276380-96-000024.

13.8            Reports on Form 8-K, incorporated herein by reference
              		to submission 8-K, filing date January 10, 1996, file number 000-08804, accession number
              		000276380-96-000002, accepted date January 10,
              		1996; filing date February 2, 1996, file number 000-08804, accession number 000276380-96-000004,
              		accepted date February 2, 1996; filing date March 14, 1996, file number 000-08804, accession number 000276380-96- 000005, accepted date March 14,
              		1996; filing date April 8, 1996, file number 000-08804, accession number 000276380-96-000007, accepted date April 8, 1996.

23.1            Consent of Arthur Andersen LLP (filed herewith).

23.2            Consent of John C. West, Jr., P.A. (included in Exhibit
              		5.1 above).

28.1            Schedule P of Annual Report on Form 10-K for the
              		fiscal year ended December 31, 1995, incorporated herein by reference to Form SE, dated April 1, 1996.




                                                   Exhibit 5.1


John C. West, JR., P.A.
1111 Broad Street
PO Box 861
Camden, South Carolina  29020


March 10, 1997


The Seibels Bruce Group, Inc.
1501 Lady Street
Columbia, South Carolina 29201


  RE: The Seibels Bruce Group, Inc. Form S-2 Registration Statement


Gentlemen:

     I have examined the Registration Statement on Form S-2 filed by The Seibels Bruce Group, Inc., a South Carolina (the "Company"), on October 15, 1996, with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended, and Amendment No. 1 thereto to be filed with the Commission on March 11, 1997, (the "Registration Statement"), regarding 15,770,000 shares of the Company's common stock, $1.00 par value per share (the "Shares"), 7,885,000 of which may be issued by the Company to certain selling shareholders pursuant to the exercise of currently exercisable stock options outstanding and then sold by such selling shareholders (the "Company Shares"), and 7,885,000 of which are outstanding and are to be sold by certain selling shareholders (the "Outstanding Shares").

     Based upon our review of the Company's Articles of Incorporation, Bylaws, and such other documents, records and matters of law as I have deemed necessary, it is my opinion that i) the Company Shares when issued in accordance with the terms of the respective options will be legally issued, fully paid and nonassessable, and ii) the Outstanding Shares are legally issued, fully paid and nonassessable.

     I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

                                             Sincerely,

                                             /s/ John C. West, Jr.
                                             --------------------
                                              John C. West, Jr.





                                                      							Exhibit 23.1


                  	CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


           As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our reports dated March 29, 1996, included in The Seibels Bruce Group, Inc.'s
Annual Report (Form 10-K/A-1) for the year ended December 31, 1995 and to all references to our Firm included in this registration statement.


                                      				ARTHUR ANDERSEN LLP


Columbia, South Carolina
March 13, 1997